Exhibit 1.6

CDC SOFTWARE COMPLETES ACQUISITION OF c360

c360 Gains Access to CDC Software’s Franchise Partner Program to Fund Market Expansion, Lead
Generation and Accelerated Product Localization

[ATLANTA, April 26, 2006] CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and provider of enterprise software applications, today announced that it has completed the purchase of c360, a global provider of CRM add-on products, industry-specific CRM solutions and CRM development tools for Microsoft Dynamics CRM. The acquisition is structured as 50 percent cash and 50 percent stock in CDC Corporation valued at $5 per share, which is a 25 percent premium to the share price on April 11, 2006. This will be paid out over a three year period.

As part of CDC Software, c360 and its network of over 450 channel partners will be able to participate in its Franchise Partner Program to fund market expansion, lead generation and accelerated product localization in geographies targeted for rapid growth. Through direct cash investments, equity investments, lines of credit or a combination of these, CDC Software will invest up to $20 million in selected distribution franchise partners.

“CDC Software’s acquisition of c360 reflects their desire to take advantage of the fast growth of Microsoft Dynamics CRM in the market,” said Brad Wilson, general manager for Microsoft Dynamics CRM. “c360 has been a strong partner for us and we look forward to their accelerated investment in new products and vertical solutions for our platform.”

“We are excited to complete the agreement and join the CDC Software family,” said John Gravely, co-founder and chairman for c360. “With the strong financial backing of CDC Software and its commitment to fund its channel sales partners, I’m confident in our ability to accelerate our industry focused Microsoft CRM product development and maintain a high level of customer satisfaction, while we continue to aggressively expand our partner channel worldwide.”

With its full management team remaining intact, c360 will operate as a highly complementary, distinct business unit within CDC Software that is focused on providing high-volume, shrink-wrap functional and industry add-ons for Microsoft CRM. The organization will remain a Microsoft ISV and continue to sell its solutions through its network of authorized channel partners.

c360 joins market-leading enterprise solutions including Ross Enterprise Resource Planning (ERP) and Pivotal Customer Relationship Management (CRM) as part of the ubiquitous enterprise solutions that CDC Software delivers to companies around the world to improve their business operations.

“With the addition of c360 to the CDC Software family, our customers will benefit from our expanded suite of proven enterprise applications,” said Eric Musser, executive vice president, strategy, mergers and acquisitions, and chief technology officer for CDC Software. “This strategy of aligning ourselves with complementary companies continues to broaden CDC Software’s growing global reach through expanded solution offerings and channel sales partners.”

“CDC Software has completed another important acquisition,” said Jane Biddle vice president, global manufacturing research for AberdeenGroup in Boston. “The c360 solution will not only enable CDC Software to broaden its presence in the global CRM markets with clearly segmented offerings, but will also gain access to a broad network of on-the-ground distributors, and potentially streamline the way that its solutions are purchased.”

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About c360

c360 is a leading provider of add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform. c360 products are sold exclusively through a network of over 450 authorized partners that have delivered c360 solutions to more than 1,000 customers worldwide in more than 8 languages. c360’s intense focus on customer satisfaction earned a 97% satisfaction rating in an independent survey. Based on nominations and support from the Microsoft partner community, c360 was recognized as Microsoft’s 2005 “Partner Choice ISV (Independent Software Vendor)”.

About CDC Software

CDC Software, the Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

The industry-specific solutions are used by more than 4,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA). For more information, please visit www.cdcsoftware.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website: www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the synergies of the transaction between CDC Software and c360, future financial and operating results the benefits of the Franchise Partner Program, the ability of CDC Software’s enterprise solutions to improve the business operations of its customers, the ability of c360 to achieve a high level of customer satisfaction, the ability of c360 and CDC Software to grow their businesses worldwide. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: market acceptance of CDC Software and c360 products, the ability to sustain and expand its relationship with channel sales partners, the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations, technology or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Products and service names mentioned herein may be the trademarks of their respective owners.